

Mail Stop 6010

April 2, 2008

VIA U.S. MAIL AND FACSIMILE (858.597.0451)

Mr. Peter Kies
Chief Financial Officer
Inovio Biomedical Corporation
11494 Sorrento Valley Road
San Diego, California 92121-1318

> **Re:** **Inovio Biomedical Corporation**
> **Forms 10-K for the fiscal years ended December 31, 2006 and 2007**
> **File No. 001-14888**

Dear Mr. Kies:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Angela Crane
Branch Chief